UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2007

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

5 Ha’solelim Street, Tel Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

FOR IMMEDIATE RELEASE

INVESTOR CONTACT:	MEDIA CONTACT:
Kip E. Meintzer	Allison Wagda
Check Point Software Technologies	Check Point Software Technologies
+1.650.628.2040	+1.650.628.2070
ir@us.checkpoint.com	press@us.checkpoint.com

CHECK POINT SOFTWARE REPORTS FINANCIAL RESULTS FOR THE
THIRD QUARTER OF 2007
Record Quarter for revenues and non GAAP net income and EPS

REDWOOD CITY, Calif., – October 22, 2007 – Check Point® Software Technologies Ltd. (NASDAQ: CHKP), the worldwide leader in securing the Internet, today announced its financial results for the third quarter ended September 30, 2007.

“During the third quarter, Check Point delivered record quarterly results for revenues and non-GAAP net income and EPS.” said Gil Shwed, chairman and chief executive officer of Check Point Software. “The overall success of the quarter is a result of our pure focus on security and Unified Security Architecture. This is demonstrated by the growth of our new data security business and core network security business, which delivered the largest quarterly revenue contribution in our history.”

Financial Highlights for the Third Quarter of 2007:
—	Total Revenues: $184 million, an increase of 29 percent compared to $142.5 million in the third quarter of 2006. Network security accounted for a record $163 million in revenues and data security contributed $21 million in revenues.
—	Net Income – GAAP: $76.7 million, an increase of 8 percent compared to $71.1 million in the third quarter of 2006. Net income in the third quarter of 2007 includes acquisition related charges, net of taxes, of $7.5 million and equity-based compensation expenses, net of taxes, of $7.7 million. Equity-based compensation expenses have been reported since the beginning of 2006pursuant to SFAS 123(R).
—	Net Income – Non GAAP[1]: $91.9 million, an increase of 17 percent compared to $78.6 million in the third quarter of 2006. Non-GAAP net income excludes equity-based compensation expenses and acquisition related charges[2].
—	Earnings per Diluted Share – GAAP: $0.34, an increase of 10 percent compared to $0.31 in the third quarter of 2006. Equity-based compensation expenses of $0.04 are included in the third quarter of 2007 GAAP results pursuant to SFAS 123(R) and acquisition related charges of $0.05. Net of taxes, these charges totaled $0.07.

1 See “Use of Non-GAAP Financial Information” and “Reconciliation of Supplemental Financial Information” below for more information regarding Check Point’s use of non-GAAP measures.

2 “Equity based compensation expenses” refer to the amortized fair value of all equity based awards granted to employees. “Acquisition related charges” refer to the impact of the amortization of intangible assets and other acquisition related expenses.

—	Earnings per Diluted Share – Non GAAP: $0.41, an increase of 21 percent compared to $0.34 in the third quarter of 2006. Non-GAAP EPS excludes equity-based compensation expenses and acquisition related charges.
—	Deferred Revenues: $227.2 million represented an increase of $53.8 million or a 31 percent increase compared to deferred revenues as of September 30, 2006.
—	Cash Flow: cash flow from operations was $88.8 million, an increase of 18 percent compared to the third quarter of 2006.
—	Share Repurchase Program: during the third quarter of 2007, Check Point repurchased 1.8 million shares at a total cost of $42.3 million.

Recent Business Highlights Include:

—	Increasing number of large transactions – We continued to see growth in the number of large transactions originating from a variety of industries, and across all geographies. Transactions greater than $50 thousand accounted for 40% of total order value. This quarter, we had 15 transactions larger than one million dollars including customers from the world’s largest financial institutions, consumer goods manufacturers, telecommunication companies and government agencies.

—	Third Quarter Geographical Revenue Distribution – Remained consistent with the second quarter, with the Americas representing 47% of revenue, with EMEA contributing 42%, and Asia Pacific and Japan contributing the remaining 11% of revenue for the quarter.

—	Leadership Recognized in Gartner’s 2007 Magic Quadrant – Gartner, Inc. announced Check Point’s leadership position in the 2007 “Magic Quadrant for Mobile Data Protection 2007" report. This evaluation is a validation of Check Point’s continuing success and commitment to securing sensitive information. Check Point offers businesses complete, industry-proven solutions that deploy quickly and easily to protect all sensitive data.

—	Awarded New Government Security Certification – Certification in FIPS 140-2 for Pointsec Protector and the cryptography module utilized in Pointsec PC and Pointsec Mobile further establishes Check Point as a leading provider of data security solutions. The FIPS 140-2 standard ranks among the most difficult to achieve and is required before any encryption products can be offered to government entities.

—	Key Partner and Customer Events – During the third quarter we hosted two of our annual Check Point Experience Events in Asia Pacific and Europe in which we shared our vision and solutions with key customers and partners. We’ve seen over a 30% increase in the number of attendees in our European conference.

Mr. Shwed continued, “The third quarter of 2007 underscores the success we have experienced so far this year. We continue to be pleased with the performance of our data security business as we continue to lead this new and emerging market. Our core network security business is tracking better than our original expectations, driven largely by the success of our UTM-1 appliance products and Unified Security Architecture.”

Recent Changes in Check Point’s Financial Reporting
We have updated our financial statement reporting in accordance with the latest reporting standards. We now combine the Software Subscription line with the services line and it is now called Software updates, maintenance and services. We also split the Cost of revenues line in order to present Cost of products and licenses, cost of software updates, maintenance and services and Amortization of technology separately.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Check Point uses non-GAAP measures of net income, operating income and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity-based compensation charges in accordance with SFAS 123R and acquisition related charges. Check Point’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Check Point’s on-going core operations and prospects for the future. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

Conference Call and Webcast Information
Check Point will host a conference call with the investment community on October 22, 2007 at 8:30 AM ET/5:30 AM PT. To listen to the live webcast, please visit Check Point’s website at http://www.checkpoint.com/ir. A replay of the conference call will be available through November 5, 2007 at the company’s website http://www.checkpoint.com/ir or by telephone at (973) 341-3080, pass code 9308086.

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com) is a leader in securing the Internet. The company is a market leader in the worldwide enterprise firewall, personal firewall, data security and VPN markets.  Check Point’s PURE focus is on IT security with its extensive portfolio of network security, data security and security management solutions. Through its NGX platform, Check Point delivers a unified security architecture for a broad range of security solutions to protect business communications and resources for corporate networks and applications, remote employees, branch offices and partner extranets. The company also offers market leading data security solutions through the Pointsec product line, protecting and encrypting sensitive corporate information stored on PCs and other mobile computing devices. Check Point’s award-winning ZoneAlarm Internet Security Suite and additional consumer security solutions protect millions of consumer PCs from hackers, spyware and data theft. Extending the power of the Check Point solution is its Open Platform for Security (OPSEC), the industry’s framework and alliance for integration and interoperability with “best-of-breed” solutions from hundreds of leading companies. Check Point solutions are sold, integrated and serviced by a network of Check Point partners around the world and its customers include 100 percent of Fortune 100 companies and tens of thousands of businesses and organizations of all sizes.

©2003–2007 Check Point Software Technologies Ltd. All rights reserved. Check Point, AlertAdvisor, Application Intelligence, Check Point Express, Check Point Express CI, the Check Point logo, Check Point Pointsec Protector, ClusterXL, Confidence Indexing, ConnectControl, Connectra, Connectra Accelerator Card, Cooperative Enforcement, Cooperative Security Alliance, CoSa, DefenseNet, Dynamic Shielding Architecture, Eventia, Eventia Analyzer, Eventia Reporter, Eventia Suite, FireWall-1, FireWall-1 GX, FireWall-1 SecureServer, FloodGate-1, Hacker ID, Hybrid Detection Engine, IMsecure, INSPECT, INSPECT XL, Integrity, Integrity Clientless Security, Integrity SecureClient, InterSpect, IPS-1, IQ Engine, MailSafe, NG, NGX, Open Security Extension, OPSEC, OSFirewall, Pointsec, Pointsec Mobile, Policy Lifecycle Management, Provider-1, Safe@Home, Safe@Office, SecureClient, SecureClient Mobile, SecureKnowledge, SecurePlatform, SecurePlatform Pro, SecuRemote, SecureServer, SecureUpdate, SecureXL, SecureXL Turbocard, Sentivist, SiteManager-1, SmartCenter, SmartCenter Express, SmartCenter Power, SmartCenter Pro, SmartCenter UTM, SmartConsole, SmartDashboard, SmartDefense, SmartDefense Advisor, Smarter Security, SmartLSM, SmartMap, SmartPortal, SmartUpdate, SmartView, SmartView Monitor, SmartView Reporter, SmartView Status, SmartViewTracker, SofaWare, SSL Network Extender, Stateful Clustering, TrueVector, Turbocard, UAM, UserAuthority, User-to-Address Mapping, UTM-1, VPN-1, VPN-1 Accelerator Card, VPN-1 Edge, VPN-1 Express, VPN-1 Express  CI, VPN-1 Power, VPN-1 Power VSX, VPN-1 Pro, VPN-1 SecureClient, VPN-1 SecuRemote, VPN-1 SecureServer, VPN-1 UTM, VPN-1 UTM Edge, VPN-1 VSX, Web Intelligence, ZoneAlarm, ZoneAlarm Anti-Spyware, ZoneAlarm Antivirus, ZoneAlarm Internet Security Suite, ZoneAlarm Pro, ZoneAlarm Secure Wireless Router, Zone Labs, and the Zone Labs logo are trademarks or registered trademarks of Check Point Software Technologies Ltd. or its affiliates. ZoneAlarm is a Check Point Software Technologies, Inc. Company. All other product names mentioned herein are trademarks or registered trademarks of their respective owners. The products described in this document are protected by U.S. Patent No. 5,606,668, 5,835,726, 5,987,611, 6,496,935, 6,873,988, 6,850,943, and 7,165,076 and may be protected by other U.S. Patents, foreign patents, or pending applications.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues:
Products and licenses	$76,890	$58,787	$216,256	$172,098
Software updates, maintenance and services	107,122	83,731	307,917	242,948

Total revenues	184,012	142,518	524,173	415,046

Operating expenses:
Cost of products and licenses	8,511	3,579	20,498	9,399
Cost of software updates, maintenance and services	6,249	4,485	17,606	12,912
Amortization of technology	7,154	1,353	20,570	4,061

Total cost of revenues	21,914	9,417	58,674	26,372
Research and development	19,885	14,266	59,528	46,460
Selling and marketing	52,515	38,013	159,853	114,092
General and administrative	12,038	10,383	37,759	32,937
Acquired in process research and development	-	-	17,000	-

Total operating expenses	106,352	72,079	332,814	219,861

Operating income	77,660	70,439	191,359	195,185
Financial income, net	11,569	15,595	36,282	47,321

Income before income taxes	89,229	86,034	227,641	242,506
Taxes on income	12,491	14,897	34,494	44,020

Net income	$76,738	$71,137	$193,147	$198,486

Earnings per share (basic)	$0.35	$0.31	$0.86	$0.83

Number of shares used in computing earnings per share (basic)	221,893	231,008	223,361	238,458

Earnings per share (diluted)	$0.34	$0.31	$0.85	$0.83

Number of shares used in computing earnings per share (diluted)	224,974	231,656	226,266	239,327

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
RECONCILIATION OF SUPPLEMENTAL FINANCIAL INFORMATION
(In thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP operating income	$77,660	$70,439	$191,359	$195,185
Stock-based compensation (1)	8,299	6,473	25,225	27,388
Amortization of intangible assets and acquisition related expenses (2)	10,338	1,504	29,639	5,441
Acquired in process research and development	-	-	17,000	-

Non-GAAP operating income	96,297	$78,416	$263,223	$228,014

GAAP net income	$76,738	$71,137	$193,147	$198,486
Stock-based compensation (1)	8,299	6,473	25,225	27,388
Amortization of intangible assets and acquisition related expenses (2)	10,338	1,504	29,639	5,441
Acquired in process research and development	-	-	17,000	-
Taxes on stock-based compensation and amortization of intangible
assets and acquisition related expenses (3)	(3,438)	(542)	(8,782)	(1,625)

Non-GAAP net income	$91,937	$78,572	$256,229	$229,690

GAAP Earnings per share (diluted)	$0.34	$0.31	$0.85	$0.83
Stock-based compensation (1)	0.04	0.03	0.11	0.11
Amortization of intangible assets and acquisition related expenses (2)	0.05	0.00	0.14	0.02
Acquired in process research and development	0.00	0.00	0.07	0.00
Taxes on stock-based compensation and amortization of intangible
assets and acquisition related expenses (3)	(0.02)	0.00	(0.04)	(0.00)

Non-GAAP Earnings per share (diluted)	$0.41	$0.34	$1.13	$0.96

Number of shares used in computing Non-GAAP earnings per share
(diluted)	224,974	231,656	226,266	239,327

(1) Stock-based compensation:
Cost of revenues	$188	$88	$522	$257
Research and development	1,225	909	3,295	7,426
Selling and marketing	2,459	966	6,807	5,782
General and administrative	4,427	4,510	14,601	13,923

Total before taxes	$8,299	$6,473	$25,225	$27,388

(2) Amortization of intangible assets and acquisition related expenses:
Cost of revenues	$7,154	$1,353	$20,570	$4,061
Selling and marketing	3,184	151	9,069	453
General and administrative	-	-	-	927

Total before taxes	10,338	1,504	29,639	5,441

(3) Taxes on stock-based compensation and amortization of
intangible assets and acquisition related expenses	(3,438)	(542)	(8,782)	(1,625)

Total, net	$15,199	$7,435	$46,082	$31,204

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEET DATA
(In thousands)
ASSETS

	September 30, 2007	December 31, 2006
	(unaudited)	(unaudited)

Current assets:
Cash and cash equivalents	$327,803	$519,443
Marketable securities	394,662	571,621
Trade receivables, net	130,264	141,881
Other receivables and prepaid expenses	23,950	22,408

Total current assets	876,679	1,255,353

Long-term assets:
Marketable securities	482,364	558,874
Property, plant and equipment, net	56,853	47,192
Intangible assets, net	170,471	23,117
Goodwill	657,009	182,115
Deferred income taxes, net	4,806	6,977
Other assets	681	534

Total long-term assets	1,372,184	818,809

Total assets	$2,248,863	$2,074,162

LIABILITIES AND
SHAREHOLDERS' EQUITY

Current liabilities:
Deferred revenues	$227,156	$204,149
Trade payables and other accrued liabilities	171,327	153,900

Total current liabilities	398,483	358,049

Deferred tax liability, net	33,775	-
Accrued severance pay, net	5,360	4,580
Minority	447	-

Total liabilities	438,065	362,629

Shareholders' equity:
Share capital	774	774
Additional paid-in capital	448,653	422,381
Treasury shares at cost	(848,752)	(728,909)
Accumulated other comprehensive loss	(1,458)	(6,293)
Retained earnings	2,211,581	2,023,580

Total shareholders' equity	1,810,798	1,711,533

Total liabilities and shareholders' equity	$2,248,863	$2,074,162

Total cash and cash equivalents and marketable securities	1,204,829	1,649,938

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED CASH FLOW DATA
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Cash flow from operating activities:
Net income	$76,738	$71,137	$193,147	$198,486

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment	1,602	1,501	4,546	4,246
Decrease (increase) in trade and other receivables, net	3,214	(5,598)	43,845	37,286
Increase (decrease) in deferred revenues, trade payables
and other accrued liabilities	(3,878)	(1,479)	(17,221)	4,654
Acquisition of in process research and development	-	-	17,000	-
Amortization of intangible assets	10,338	1,504	29,639	4,514
Stock-based compensation	8,299	6,473	25,225	27,388
Deferred income taxes, net	(7,467)	1,827	(15,863)	3,980

Net cash provided by operating activities	88,846	75,365	280,318	280,554

Cash flow from investing activities:

Cash paid in conjunction with the acquisition of Protect Data, net	(214)	-	(594,508)	-
Investment in property, plant and equipment	(2,652)	(1,905)	(12,638)	(41,915)

Net cash used in investing activities	(2,866)	(1,905)	(607,146)	(41,915)

Cash flow from financing activities:

Proceeds from issuance of shares upon exercise of options	7,954	6,111	22,889	46,559
Purchase of treasury shares	(42,272)	(201,440)	(147,899)	(403,798)
Tax benefit related to exercise of stock options	-	-	-	3,450

Net cash used in financing activities	(34,318)	(195,329)	(125,010)	(353,789)

Unrealized gain on marketable securities, net	2,991	7,852	6,729	1,857

Increase (decrease) in cash and cash equivalents,
deposits and marketable securities	54,653	(114,017)	(445,109)	(113,293)

Cash and cash equivalents and marketable securities at the beginning of the period	1,150,176	1,726,067	1,649,938	1,725,343

Cash and cash equivalents and marketable securities at the end of the period	1,204,829	1,612,050	1,204,829	1,612,050

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. By: /s/ Eyal Desheh —————————————— Eyal Desheh Executive Vice President & Chief Financial Officer

October 22, 2007